CS/GDR/0080/2006 **JULY 06, 2006**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 – 9
Washington DC 2054
USA

06015250

RECEIVED
2006 JUL 18 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 – 4804 – NOTICE OF EXTRAORDINARY MEETING.

SUPPL

In accordance with Rule 12g 3 – 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of the letter from the Nigerian Stock Exchange dated June 15, 2006 approving the publication of the notice of Extraordinary General Meeting.

2. Copy of the notice of the Extra-Ordinary General Meeting published in the daily newspapers pursuant to Section 222 of the Companies and Allied Matters Act 1990.

3. Copy of a letter of approval for the Extraordinary General Meeting from the Securities & Exchange Commission.

Yours faithfully,
Per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

dlw 7/18

THE Nigerian
STOCK EXCHANGE

TRADING FLOORS: LAGOS, ABUJA, KADUNA, PORT-HARCOURT, KANO, ONITSHA, IBADAN, YOLA, BENIN

STOCK EXCHANGE HOUSE
(8TH,9TH & 23RD FLOORS)
2/4, CUSTOMS STREET
P.O. BOX 2457, LAGOS.
TELEPHONE: 2660287, 2660305, 2660335
2669978, 2661293
FAX: 01-2668724, 2668281
E-mail:nse@nigerianstockexchange.com
Website:www.nigerianstockexchange.com

June 15, 2006

Company Secretary
United Bank for Africa Plc
UBA House
57, Marina
Lagos

Dear Madam,

RE: PROPOSED EXTRAORDINARY GENERAL MEETING TO CONSIDER AND APPROVE THE CREATION OF A SPECIAL RESERVE VIA TRANSFER FROM THE SHARE PREMIUM ACCOUNT

Further to the meting held in our office today and your follow-up letter on the above subject, we are pleased to convey the approval of The Nigerian Stock Exchange for publication of the notice of Extraordinary General Meeting as submitted by you.

Yours faithfully,

BINOS D. YAROE
General Manager/Head
Quotations/Listings Dept

News

NGO gives recipe for ending crisis in extractive industry

By Tunde Asaju

Civil society groups have recommended ways of ending the crisis associated with the extraction of Nigeria's mineral resources without much rancour. In a communiqué at the end of a two-day legislature/civil society meeting in Port Harcourt, Rivers state, the organizations recommended to the National Assembly to 'make a provision for all operators in the extractive industry to disclose their plan for local staff recruitment, training and transfer of technology to local companies and workers'.

The meeting, which was organized by the Civil Society Legislative Advocacy Centre and relevant committees of the National Assembly, was called to enable civil society groups to make inputs into the passage of the Nigerian Extractive Industry Transparency Initiative (NEITI) bill currently before the Senate. Although the bill has already been passed at the House of Representatives, it is still pending at the Senate.

CISLAC, which organized the meeting with funding from PACT-Nigeria, a USAID initiative says it was done to ensure that the grey areas noticed from the passage of the bill at the House of Representatives could be harmonized at the Senate and also to boost public participation in the lawmaking process.

Among the recommendations made is for a provision in the draft legislation for operators in the extractive industry to make full disclosure of all payments made to communities in which they operate. By this, the group includes any form of corporate sponsorship as part of social responsibility and any other monies expended including contracts and grants due to local communities and its corresponding companies.

The group also wants government to divest its power to appoint members of the working group of NEITI, saying such a provision would only pave way for government lackeys at the expense of people who should agitate for the betterment of the people.

On the appointment of auditors, the group recommended a mechanism that ensures that local audit firms undertake all audits under the NEITI process as they were more likely to give a better picture of the state of affairs, rather than rely on foreign firms that in some cases do businesses with the oil companies. Such indigenous firms should, however, not be appointed for more than two consecutive terms, it said.

The group also wants transparency in the management of resources from the sector at the state and local government levels, saying that much is committed in this area but with very little impact.

Participants also want transparency in the sector to include 'disclosures of staff, identities of contractors and the community leaders they engage for the community work and projects'. They called for the documentation of the certificate of transparency, as it is the case in Ghana and South Africa, while penalty for non-compliance with due process should be defined, including administrative fines, withholding of licences, among others.

The communiqué, signed by CISLAC's executive director, Auwal Musa Rafsanjani, called on the National Assembly to 'expand the level of engagement in the NEITI Bill through such inclusive mechanisms as town hall meetings and advocacy programmes. It called on the media to take more than a passing interest in the transparency issues within the extractive industry sector in Nigeria. It says that the media could do this through massive publicity on the progress of the bill.

Plateau has highest number of defaulters - *Code of Conduct*

Rakiya A. Muhammad, *Jos.*

Plateau has the highest code of conduct defaulters in north-central. Hundreds of civil servants in Plateau state have not declared their assets, making the state government one of the worst in the country for code of conduct breakers, a judge has revealed.

The chairman, Code of Conduct Tribunal, Justice Constance Momoh, has said that 700 civil and public servants refused to declare their assets in Plateau state, thus making it rank the highest defaulters in the north-central zone.

Justice Constance who was speaking in Jos said that informed the tribunal's decision to make the state its venue for the zone.

The exercise commenced from the Government House Rayfield, Jos, on Wednesday where 15 defaulters were identified. Out of the 15, six pleaded guilty to the allegations, just as seven others were absent during the sitting. One person was said to be sick while the other has been reported deceased.

The chairman at the resumed sitting on Thursday disclosed that the session was to involve a run-down on those who were absent at the Wednesday's sitting to enable them to register their presence by pleading guilty or not guilty to the charges of non-declaration of their assets.

Members of the Plateau State House of Assembly appeared before the tribunal on Thursday.

Justice Momoh stressed that the law makers were treated separately in the chambers as a matter of respect for their office.

The Thursday's sitting had commenced in the governor's office and the various ministries and parastatals which saw many employees of the institutions plead guilty to charges of failure to declare their assets.

Out of 192 people absent on Thursday from Plateau state, 19 women and 56 men pleaded guilty, while from the 29 absent from Nasarawa state, five people pleaded guilty to charges of their failure in the same regard.

Justice Momoh urged those mentioned to comply.

Nigerian Film Corporation holds forum

The 2006 African co-production pitching forum being driven by the Nigerian Film Corporation in partnership with Sithengi South Africa will hold from the July 6 to 8 2006 at the ITPAN Training School, Gbagada in Lagos.

A statement made available to *Daily Trust* and signed by Brian Etuk, head, public affairs, said the forum which had earlier been announced, with calls for entry marks a new beginning for motion picture practice in Nigeria.

At the pitching forum, a panel with a Sithengi representative will select the best projects whose producers will be sponsored to the next Sithengi film festival, South Africa, November this year for further pitching.

The best pitched project at the Sithengi film festival will then be sponsored to the Netherlands during the 2007 edition of Rotterdam International Film Festival and Cinemart co-production market.

At the Rotterdam film festival, the African representatives from Sithengi will be given the opportunity to meet financiers, producers and international sales agents.

According to it, the pitching forum presents a veritable avenue for Nigerian film makers to source funds for their projects and engage in co-production activities.

It would be recalled that the African co-production forum/workshop, which provided the platform for which the pitching forum will be held featured prominently at the just concluded Zuma film festival in Abuja, March, this year.

Vital information on how access to various film funds in Europe and the United States of America as well as available markets where projects (films) can be exhibited were shared during the forum/workshop.

Securities & Exchange Commission

Head Office:
Tower 421, Constitution Avenue,
Central Business District,
P.M.B. 315, Garki - Abuja.
e-mail: sec@secngr.org
☎: 09-2346272 - 5
Fax: 09-2346276

Lagos Zonal Office:
UBA Building (3rd Floor)
57, Marina,
P.M.B. 12638,
Marina, Lagos.
☎: 01-2661552, 2663210
Fax: 01 2644538, 2644541
Telex: 23623 SEC.NG

·EGm file·

The Managing Director,
United Bank for Africa Plc,
UBA House, 57 Marina,
P. O. Box 2406,
Lagos.

Attention: E. N. Nnorom (Chief Finance Officer).

Dear Sir,

RE: PROPOSED EXTRAORDINARY GENERAL MEETING

We refer to your letters dated 7th June 2006 and 28th June 2006 on the above subject matter.

I wish to advise that the Commission has no objection to your proposed plan and EGM as long as your shareholders are duly informed at that Meeting and they approve.

Yours faithfully,

David Ogwu
Commissioner Operation.